Rule 253(g)(2)

File No. 024-11699

Supplement, Dated December 15, 2022, to the Offering Circular

Dated March 9, 2022

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

USA OPPORTUNITY INCOME ONE, INC.

404 Ave Constitucion # 208

San Juan, Puerto Rico 00901

(800) 305-5310

www.usarealestatebonds.com

$75,000,000

USA REAL ESTATE BONDS

MAXIMUM OFFERING AMOUNT: $75,000,000

MINIMUM OFFERING AMOUNT: $0

FORM 1-A: TIER 2

FOR SOPHISTICATED INVESTORS ONLY

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the commission, however, the commission has not made an independent determination that the securities offered hereunder are exempt from registration.

Investing in our securities involves a high degree of risk, including the risk that you could lose all of your investment. Please read the section entitled “Risk Factors” beginning on page 14 of our offering circular, which this supplement forms a part of, about the risks you should consider before investing.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A for general information on investing. We encourage you to refer to www.investor.gov.

Title of each class of securities to be registered	Number of Bonds	Price to Public	Broker-Dealer Fees, Commissions, and Expense Reimbursements(1)	Proceeds to Company(2)

Per USA Real Estate Bond offered by the Company	1	$1,000.00	$77.50	$922.50
Total(3)	75,000	$75,000,000.00	$5,812,500.00	$69,187,500.00

The offering is expected to expire on the first of: (i) all of the USA Real Estate Bonds offered are sold; or (ii) the close of business 90 days after the date that this Offering is deemed qualified by the SEC, unless sooner terminated or extended for additional 90 day-incremental periods in the sole discretion of the Company (“Termination Date”). The initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 24 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A.

There is no minimum capital required from this offering, and therefore an initial closing and release of funds from the subscription escrow account established for the offering may occur at any funding amount. Funds released from escrow will be deposited directly into the Company’s operating account for immediate use by it, with no obligation to refund subscriptions.

(1)	This Offering Circular covers a continuation of the offering which commenced on March 9, 2022. On or about October 21, 2022, Coastal Equities, Inc. (“Coastal”), a registered broker/dealer licensed with the Financial Industry Regulatory Authority (“FINRA”), terminated the Managing Broker Dealer Agreement dated October 22, 2021 entered into between us and Coastal (the “Coastal Agreement”). On November 22, 2022, we entered into a Broker-Dealer Agreement with Dalmore Group, LLC, a registered broker/dealer licensed with FINRA, to act as our broker/dealer of record BDOR (the “BDOR”). As of the date of the termination of the Coastal Agreement, we have sold $1,000 of bonds pursuant to this offering and Coastal earned commissions in the amount of $0. In consideration for its services, our new BDOR will receive a selling commission equal to one hundred (100) basis points (one percent (1%) on the aggregate amount raised by the Company during the term of its engagement with the Company, commencing after FINRA issues a No Objection Letter to Dalmore Group permitting it to act as the BDOR for us on the terms outlined in its Broker-Dealer agreement. The Company has also agreed to advance our new BDOR $5,000 for out-of-pocket expenses and pay the BDOR a one-time consulting fee in the amount of $20,000. There is no escrow established for this Offering. We agreed to indemnify the BDOR with respect to disclosures made in the Offering Circular, among other things. In addition, this includes (a) selling commissions of up to 5.00% of gross offering proceeds, (b) a managing broker dealer fee of 1.00% of gross offering proceeds, (c) a wholesaling fee of up to 0.75% of gross offering proceeds and (d) a non-accountable due diligence and marketing expense reimbursement allowance of up to 1.00% of gross offering proceeds. We may incur these additional fees and costs in the event we engage a broker-dealer to assist in the sale of the USA Real Estate Bonds. See “Use of Proceeds” and “Plan of Distribution” for more information.

(2)	The amounts shown are before deducting estimated offering expenses including, without limitation, legal, accounting, auditing, transfer agent, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering. We estimate the total expenses of this Offering will be approximately $1,125,000. See “USE OF PROCEEDS” and “PLAN OF DISTRIBUTION.”

(3)	Assumes that the maximum aggregate offering amount of $75,000,000.00 is received by us.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”); HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are offering to sell, and seeking offers to buy, USA Real Estate Bonds only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this supplement to the offering circular. The information contained in this supplement to offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this supplement to offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this supplement to offering circular. This supplement to offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this supplement to offering circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering and the distribution of this supplement to offering circular.

THE OFFERING

Distribution:	This Offering is being conducted in part on a self-underwritten “best efforts” basis through our officers and directors, which means our officers and directors will attempt to sell the securities we are offering in this offering circular, but there is no guarantee that any minimum amount will be sold by them. This offering circular will permit our officers and directors to sell the securities directly to the public, with no commission or other remuneration payable to them for any securities they may sell. In offering the securities on our behalf, the officers and directors will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. Notwithstanding, we have engaged Dalmore Group, LLC (“Dalmore”), a member of the Financial Industry Regulatory Authority (“FINRA”) to provide or arrange certain compliance and administrative services for the Offering (“Managing Broker Dealer”). We may engage additional broker dealers who are also members of FINRA as selling group members to assist in the sale of the USA Real Estate Bonds. In that case, we would pay (a) selling commissions of up to 5.00% of gross offering proceeds, (b) a managing broker dealer fee of 1.00% of gross offering proceeds, (c) a wholesaling fee of up to 0.75% of gross offering proceeds and (d) a non-accountable due diligence and a consulting fee of $20,000 and (e) out of pocket marketing expense reimbursement allowance of up to 1.00% of gross offering proceeds. Please see “Plan of Distribution” beginning on page 66 of the offering circular.

Use of proceeds:	If all of the USA Real Estate Bonds are sold in this Offering through Coastal as a managing broker dealer and additional selling group broker dealers, we expect to receive net proceeds from this Offering of approximately $68,062,500 after deducting estimated managing broker dealer fees, selling commissions and non-accountable expense reimbursement in the amount of $5,812,500 (7.75% of the gross proceeds of the Offering) and fees and expenses associated with qualification of Offering under Regulation A of up to $1,125,000, including legal, auditing, accounting, transfer agent and other professional fees as well as Regulation A sales/marketing expenses. We intend to use the net proceeds towards the implementation of our business plan, including but not limited to, the origination of (i) “mortgages and other liens on and interests in real estate” constituting at least 80% of our assets (“Qualifying Interests”), including, bridge senior secured lending and mezzanine lending related to real estate and real estate development projects (ii) assets that have no relationship to real estate constituting no more than 20% of our assets, including, but not limited to, investing in preferred equity interests and up to 5% of the net proceeds for working capital and general corporate purposes and (iii) to reimburse the Lender an amount up to $1,125,000 for advances made by the Lender to the Company for organizational and offering expenses. As of December 14, 2022, advances to the Company by the Lender totaled $150,853. These advances have no maturity date or interest rate. See “Use of Proceeds.”

USE OF PROCEEDS

We intend to use the net proceeds for the implementation of our business plan, including but not limited to, the acquisition of (i) “mortgages and other liens on and interests in real estate” constituting at least 80% of our assets (“Qualifying Interests”), including, but not limited to, bridge senior secured money lending and mezzanine lending related to real estate and real estate development projects and (ii) assets that have no relationship to real estate constituting no more than 20% of our assets, including, but not limited to, investing in preferred equity interests and up to 5% of the net proceeds for working capital and general corporate purposes. In the event that we sell less than the maximum USA Real Estate Bonds offered in the Offering, our first priority is to pay fees associated with the qualification of this Offering under Regulation A. We also intend to use the proceeds of this Offering to reimburse the Lender an amount up to $1,125,000 for advances made by the Lender to the Company for organizational and offering expenses. As of December 14, 2022, advances to the Company by the Lender totaled $150,853. These advances have no maturity date or interest rate.

If all of the USA Real Estate Bonds are sold in this Offering and in the event we engage a broker-dealer to assist in the sale of the USA Real Estate Bonds , we expect to receive net proceeds from this Offering of approximately $68,062,500 after deducting estimated broker dealer fees, selling commissions and non-accountable expense reimbursement in the amount of $5,812,500 (7.75% of the gross proceeds of the Offering) and fees and expenses associated with qualification of Offering under Regulation A of up to $1,125,000, including legal, auditing, accounting, transfer agent, and other professional fees as well as Regulation A sales/marketing expenses. However, we cannot guarantee that we will sell all of the USA Real Estate Bonds being offered by us. The following table summarizes how we anticipate using the gross proceeds of this Offering assuming the USA Real Estate Bonds are sold in this Offering with the assistance of Coastal and through broker-dealers, depending upon whether we sell 25%, 50%, 75%, or 100% of the USA Real Estate Bonds being offered in the Offering:

	If 25% of Bonds Sold for Cash	If 50% of Bonds Sold for Cash	If 75% of Bonds Sold for Cash	If 100% of Bonds Sold for Cash
Gross Proceeds	$18,750,000	$37,500,000	$56,250,000	$75,000,000
Managing Broker-Dealer Fees, Selling Commissions, and Non-Accountable Expense Reimbursement	$(1,453,125)	$(2,906,250)	$(4,359,375)	$(5,812,500)
Fees for Qualification of Offering under Regulation A (includes legal, auditing, accounting, transfer agent, financial printer and other professional fees as well as Regulation A sales/marketing expenses)	(1,125,000)	(1,125,000)	(1,125,000)	(1,125,000)
Net Proceeds	$16,171,875	$33,468,750	$50,765,625	$68,062,500

Our intended use of the net proceeds is as follows:
Acquisition of Mortgages and Other Liens on and Interests in Real Estate (Qualified Interests)	(12,937,500)	(26,775,000)	(40,612,500)	(54,450,000)
Acquisition of Assets Unrelated to Real Estate	(2,425,781)	(5,020,313)	(7,614,844)	(10,209,375)
Working Capital and General Corporate Purposes	(808,594)	(1,673,438)	(2,538,281)	(3,403,125)
Total Use of Net Proceeds	$16,171,875	$33,468,750	$50,765,625	$68,062,500

We reserve the right however to change the estimated use of proceeds from this offering at any time so long as doing so does not result in the loss of our exemption from the 40 Act.

Pending use of the net proceeds from this offering, we may invest in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Specific Plan of Operations and Milestones

Our plan of operations over the next 12-month period is as follows, assuming the sale of 25%, 50%, 75% and 100% of USA Real Estate Bonds in this offering, and does not include offering expenses of this offering of $1,125,000:

	If 25% of USA Real Estate Bonds Sold for Cash	If 50% of USA Real Estate Bonds Sold for Cash	If 75% of USA Real Estate Bonds Sold for Cash	If 100% of USA Real Estate Bonds Sold for Cash
Gross Proceeds(1)	$18,750,000	$37,500,000	$56,250,000	$75,000,000

Acquisition of Mortgages and Other Liens on and Interests in Real Estate (Qualified Interests)	12,937,500	26,775,000	40,612,500	54,450,000
Acquisition of Assets Unrelated to Real Estate	2,425,781	5,020,313	7,614,844	10,209,375
Working Capital and General Corporate Purposes	808,594	1,673,438	2,538,281	3,403,125
Total Use of Net Proceeds (2)	$16,171,875	$33,468,750	$50,765,625	$68,062,500

(1) Gross proceeds do not include a deduction of (i) managing broker-dealer fees, commissions and expense reimbursements of this offering and (ii) offering expenses of $1,125,000.

(2) Total Use of Net Proceeds accounts for the deduction of (i) managing broker-dealer fees, commissions and expense reimbursements of this offering and (ii) offering expenses of $1,125,000.

PLAN OF DISTRIBUTION

Broker-Dealer Services

On November 22, 2022, USA Opportunity Income One, Inc. (the “Company”) executed a new Broker Dealer Agreement (the “Dalmore Agreement”) with Dalmore Group, LLC (“Dalmore”) a registered member of FINRA and the Securities Investor Protection Corporation (“SIPC”) pursuant to which Dalmore has agreed to provide or arrange certain compliance and administrative services for the Company’s Regulation A+ Offering.

The initial term of the Dalmore Agreement shall extend for a period of twelve (12) months and shall extend for additional consecutive twelve-month periods as set forth in the Dalmore Agreement. In consideration for these services, the Company has agreed to pay Dalmore a fee equal to one hundred (100) basis points on the aggregate amount raised by the Company. Dalmore will commence to provide services to the Company immediately following the Financial Industry Regulatory Authority’s (“FINRA”) issuance of a No Objection Letter for the Company’s offering of an aggregate $75,000,000 offering of its USA Real Estate Bonds (the “Offering”). The Company also agreed to pay Dalmore a one-time advance payment for reasonable and necessary out of pocket expenses of $5,000 upon execution of the Dalmore Agreement and a one-time consulting fee of $20,000 which will be due and payable within five (5) days after FINRA issues a No Objection Letter related to the Offering.

We agreed to indemnify and hold Dalmore, its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs (collectively, “Losses”), resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings (collectively, “Proceedings”) to the extent they are based upon (i) a breach of the Dalmore Agreement by us, (ii) our wrongful acts or omissions, or (iii) this offering.

This summary of the material provisions of the Dalmore Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Dalmore Agreement is filed herewith.

In addition, in the event we engage a broker-dealer to assist in the sale of the USA Real Estate Bonds, we would pay such broker-dealer (a) selling commissions of up to 5.00% of gross offering proceeds, (b) a managing broker dealer fee of 1.00% of gross offering proceeds, (c) a wholesaling fee of up to 0.75% of gross offering proceeds and (d) a non-accountable due diligence and marketing expense reimbursement allowance of up to 1.00% of gross offering proceeds.

Procedures for Subscribing

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, if you decide to subscribe for any USA Real Estate Bonds in this Offering, you may either:

(i) request a copy of this Offering Statement together with all exhibits thereto, including the Subscription Agreement, from the Company by going to our website at www.usarealestatebonds.com, entering in your email address and requesting same; or

(ii) be provided with a copy of this Offering Statement together with all exhibits thereto, including the Subscription Agreement, by Dalmore and member of the Financial Industry Regulatory Authority, which is the Managing Broker Dealer of this Offering.

Once you make the above request to the Company, the Company will then email you a copy of the Offering Statement together with all exhibits thereto, for your review. If after review, you wish to proceed with an investment in this Offering, you’ll then have to either email the Company at info@usarebonds.com or call the Company at 800-305-5310 to request a copy of the Subscription Agreement. If you received this Offering Statement from Dalmore, and you are interested in proceeding with an investment in this Offering, you’ll advise Dalmore of same and Dalmore will provide you with a copy of the Subscription Agreement.

Thereafter if you wish to proceed with an investment in this Offering, you’ll then have to follow and complete the procedures for subscribing, which also include payment instructions, as set forth on Exhibit A of the Subscription Agreement.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. We will not accept any money until the SEC declares the Offering Statement of which this Offering Circular forms a part as qualified.

We anticipate that we may hold one or more closings for purchases of the USA Real Estate Bonds until the offering is fully subscribed or we terminate the Offering. Participating broker-dealers will submit a subscriber’s form(s) of payment generally by noon of the next business day following receipt of the subscriber’s subscription agreement and form(s) of payment. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Offering Amount, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering Amount, or (ii) the Termination Date. Funds will be promptly refunded without interest, for sales that are not consummated.

You will be required to represent and warrant in your subscription agreement that you are an accredited investor as defined under Rule 501 of Regulation D or that your investment in the USA Real Estate Bonds does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this Offering Circular, you are purchasing the USA Real Estate Bonds for your own account and that your rights and responsibilities regarding your USA Real Estate Bonds will be governed by our chart and bylaws, each filed as an exhibit to the Offering Circular of which this Offering Circular is a part.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to an account designated by the Company, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the USA Real Estate Bonds subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the USA Real Estate Bonds.

In order to purchase USA Real Estate Bonds and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.